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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49445

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Venture Partners Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1224 Mill Street, Bldg. A
(No. and Street)

East Berlin, (City) CT (State) 06023 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sam Occhipinti (800) 828-3332
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Sam Occhipinti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Venture Partners Capital, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of Connecticut
County of Hartford

Subscribed and sworn to (or affirmed) before me on this 27 day of Feb, 2017 by Samuel F. Occhipinti proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

My Commission Expires 1/2020

TABLE OF CONTENTS

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Members of
Venture Partners Capital, LLC:

We have audited the accompanying statement of financial condition of Venture Partners Capital, LLC (the Company) as of December 31, 2016, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Venture Partners Capital, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in the Schedules I, II, and III (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Venture Partners Capital, LLC's financial statements. The supplemental information is the responsibility of Venture Partners Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, and III, are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 21, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

VENTURE PARTNERS CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Cash	$	15,928
Accounts receivable		
Marketable securities, at market value (cost $18,094)		395
Furniture and equipment (net of accumulated depreciation of $7,600)		1,521
Other assets		1,000
	$	18,844

LIABILITIES AND MEMBERS' EQUITY

Accrued expenses and accounts payable	$	9,200
Members' equity		9,644
	$	18,844

See notes to financial statements

VENTURE PARTNERS CAPITAL, LLC

STATEMENT OF OPERATIONS
Year Ended December 31, 2016

Revenues:		
Interest Income	$	1,516
Consulting fees		14,000
Total revenue		15,516
Operating expenses:		
Professional fees		31,575
Regulatory expenses		4,946
Depreciation expense		3,040
Other operating expenses		3,385
Total operating expenses		42,946
Net income (loss)	$	(27,430)

See notes to financial statements

VENTURE PARTNERS CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
Year Ended December 31, 2016

		Total
Balance, January 1, 2016	$	24,074
Member Contribution		13,000
Net income (loss)		(27,430)
Balance, December 31, 2016	$	9,644

VENTURE PARTNERS CAPITAL, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2016

Cash flows from operating activities:		
Net income (loss)	$	(27,430)
Adjustments to reconcile net loss to net cash provided by operating activities		
Depreciation		3,040
Changes in operating assets and liabilities:		
Accounts receivable		10,942
Accounts payable		(75)
Accrued expenses and accounts payable		2,600
Net cash used in operating activities		(10,923)
Cash flows from financing activities:		
Contribution from member		13,000
Net increase in cash during the year		2,077
Cash, beginning of year		13,851
Cash, end of year	$	15,928

Supplemental disclosure of cash flow information

Cash paid during year for		-
Interest	$	0
Income Taxes	$	0

NOTES TO FINANCIAL STATEMENTS
December 31, 2016

Note 1 **Organization and nature of business**

Venture Partners Capital, LLC (the "Company") is a Delaware limited liability company, which shall continue in perpetuity unless dissolved in accordance with the operating agreement. The Company offers investment banking services, including investment advisory services and participation in private placements offerings in accordance with the management agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of FINRA and the Securities Investor Protection Corporation ("SIPC"). The Company operates under the exemptive provisions of paragraph (k)(2)(i) of rule 15c3-3 of the Securities and Exchange Commission, which provides that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers.

In addition, the Company and its members have entered into an owners and members' agreement that provides the Company an option to purchase a members' interest upon retirement, voluntary or involuntary withdrawal or removal from the Company at a price and under conditions as described in the agreement.

Note 2 **Summary of significant accounting policies**

Revenue recognition
The Company enters into contracts with customers calling for monthly consulting fees to be paid during the term of the arrangement and commission based on a fixed percentage of the total consideration paid once the merger, acquisition, etc. (the "Transaction") is finalized. Accordingly, management recognizes monthly consulting fees in revenue in the month earned when persuasive evidence of an arrangement exists, the services outlined in the contract have been performed, the price of the contract is fixed or determinable, and collectability is reasonable assured, with separate revenue recognition once each Transaction is finalized.

Income taxes
The members of the Company have elected to be taxed as a partnership. Accordingly, the Company is not subject to federal or state income taxes. All taxable income/loss and tax credits are reflected on the income tax returns of the members.

Income tax positions
The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns.

Note 2 **Summary of significant accounting policies (continued)**

Income tax positions (continued)
The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that the income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions. If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Use of estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Securities owned
Marketable securities are valued at market value, based on last sales price for securities traded on a national exchange or last bid price for securities traded over-the counter. Security positions resulting from proprietary trading are reported at fair value in accordance with fair value standards. Realized and unrealized gains and losses resulting from these transactions are included in earnings.

Accounts receivable
An allowance for doubtful accounts is maintained based on management's assessment of the collectability of accounts receivable. The Company includes accounts receivable balances that are determined to be uncollectible, along with a general reserve, in the overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

Fair value of financial instruments
The carrying amount of financial instruments, including cash and accrued liabilities approximates fair value due to the short term nature of these assets and liabilities (see Note 5).

Note 2 **Summary of significant accounting policies (continued)**

Furniture and equipment

Furniture and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the related assets. Normal repair and maintenance costs are expenses as incurred.

Description	Estimated Useful Life
Furniture & Equipment	3 years

Depreciation expense for the year ended December 31, 2016 totaled $3,040.

Note 3 **Subsequent events**

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there are no events which took place that would have a material impact on its financial statements.

Note 4 **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

At December 31, 2016, the Company's net capital was $6,728, which was $1,728 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was 137%.

Note 5 **Related party transactions**

A spouse of one of the members of the Company is the chief operating officer of the Company. During the year ended December 31, 2016, the Company incurred $12,500 of expenses for his services.

A related company, Venture Partners Advisors, LLC was paid $8,000 for professional services during the year ended December 31, 2016, and is included in professional fees in the accompanying statement of income. There was no amount due to the related company at December 31, 2016.

During the year ended December, 31, 2016, the Company recognized $12,500 of revenue associated with a certain entity related to Venture Partners Advisors, LLC.

Note 6 **Fair value measurements**

Accounting standards require that financial and non-financial assets and liabilities, recognized or disclosed in financial statements on a recurring basis (at least annually), be measured at fair value. These standards define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

These standards also establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. These standards describe three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices for similar assets or liabilities in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for the assets or liabilities.

Level 3 - Unobservable inputs for the asset or liability. These inputs reflect the Company's assumptions about the assumptions a market participant would use in pricing the asset or liability.

The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 2 and Level 3 inputs are only used when higher level inputs are not available.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurements. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016.

Equity securities: Fair value is based on readily available market prices.

Note 7 **Fair value measurements (continued)**

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table summarizes the valuation of the Company's financial assets at December 31, 2016:

	Level 1	Level 2	Level 3	Total
Equity securities	$ 395	$ -	$ -	$ 395
Total assets at fair value	$ 395	$ -	$ -	$ 395

Note 8 **Concentrations**

Revenue
Two customers represented 100% of revenues for the year ended December 31, 2016, of which, one is a related entity as disclosed in Note 4.

Cash
The Company maintains its cash in bank deposit accounts, which may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk on cash.

Note 9 **Commitments and Contingencies**

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit as December 31, 2016 or during the period then ended.

Note 10 **Guarantees**

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index, or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2016 or during the period then ended.

Note 11 **Recently Issued Accounting Pronouncements**

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codifications ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

VENTURE PARTNERS CAPITAL, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
Year Ended December 31, 2016

Capital				
Members' Equity			$	9,644
Nonallowable assets:				
Marketable securities	$	(395)		
Furniture and equipment, net		(1,521)		
Other assets		(1,000)		(2,916)
Net capital			$	6,728
Aggregate indebtedness				
Accrued expenses & accounts payable			$	9,200
Computation of basic net capital requirement				
Minimum net capital required			$	614
Minimum dollar net capital required				5,000
Net capital requirement				5,000
Excess net capital			$	1,728
Net capital less 120% of minimum dollar net capital required			$	728
Percentage of aggregate indebtedness to net capital				137%

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2016)

Net capital, as reported in Company's Part II (unaudited) focus report	$	6,728
Net capital per above	$	6,728

VENTURE PARTNERS CAPITAL, LLC

Schedule II -Information Relating to Possession or Control Requirements
Under SEC Rule 15c3-3
For the Year Ended December 31, 2016

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

See independent auditor's report

VENTURE PARTNERS CAPITAL, LLC

Schedule III - Computation for Determination of the Reserve Requirement
Under SEC Rule 15c3-3
For the Year Ended December 31, 2016

The Company is exempt from SEC Rule 15c3-3 under paragraph (k) (2) (i) of that rule.

See independent auditor's report

Venture Partners Capital, LLC

Report Pursuant to Rule 17a-5 (d)

Report on Exemption Provisions

For the Year Ended December 31, 2016

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Venture Partners Capital, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Venture Partners Capital, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Venture Partners Capital, LLC stated that Venture Partners Capital, LLC met the identified exemption provisions throughout the year ended December 31, 2016, without exception. Venture Partners Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Venture Partners Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 21, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

VENTURE PARTNERS CAPITAL L.L.C.

Assertions Regarding Exemption Provisions

We, as members of management of Venture Partners Capital, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

The Company met the identified exemption provision without exception throughout the year ended December 31, 2016.

Venture Partners Capital, LLC

By:

(Sam Occhipinti, President)

2/31/17
(Date)

MILL CROSSING ▪ P.O. DRAWER 9 ▪ KENSINGTON, CONNECTICUT 06037 ▪ 860-828-3332 ▪ FAX 860-828-3320